Turbosonic Technologies Inc.
Common Shares
900010109
March 31, 2006


CUSIP 900010109
1. Sprott Asset Management Inc.
   Suite 2700, Royal Bank Plaza South Tower, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,000,000

6. n/a

7. 1,000,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Turbosonic Technologies Inc.
(b) 550 Parkside Drive Suite A-14
    Waterloo, On
    N2L 5V4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 900010109

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,000,000
    (ii) n/a
    (iii) 1,000,000
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 10, 2006
Neal Nenadovic
Chief Financial Officer